UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2026

Mengshu Shao
Chief Financial Officer
INNO HOLDINGS INC.
RM1, 5/F , No. 43 Hung To Road , Kwun Tong
Kowloon, Hong Kong 999077

Re: INNO HOLDINGS INC.
Form 10-K for the Fiscal Year Ended September 30, 2025
File No. 001-41882

Dear Mengshu Shao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing